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September 12th, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair thanks shareholders for support at AusAm EGM

-  Strong support received for Crosshair -
- Constitutional amendment withdrawn -
- Crosshair continues to seek engagement with AusAm-

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) welcomes the support shown for its position at the Australian American Mining Corporation Limited (“AusAm”) shareholder meeting held on September 9, 2011.

Shareholders voted against the Board’s recommendations in large numbers and delivered a strong message to AusAm about the level of support for Crosshair’s call for the Board to engage in discussions. The numbers of shares voted at the meeting were significantly greater than past AusAm shareholder meetings. Through Crosshair’s and its consultants efforts in contacting shareholders, it believes that it received significant support from the AusAm retail shareholder base but ultimately certain large shareholders with pre-existing ties to AusAm management were able to deliver the necessary votes for the resolutions to be approved.

Of particular note, AusAm withdrew the resolution relating to a constitutional amendment, which likely would not have received sufficient shareholder support to pass.

Mark Morabito, the Executive Chairman of Crosshair, said the results of the meeting do not affect the compelling proposal Crosshair has presented to AusAm to unlock the value of AusAm’s key uranium assets.

“Crosshair has put forward a compelling proposal to AusAm and we will continue to pursue serious good faith negotiations with the AusAm board in order to progress a deal,” Mr Morabito said.

Details of Crosshair’s proposal

Crosshair has proposed a direct equity payment of US$12.85 million worth of Crosshair shares in exchange for AusAm’s United States uranium assets, namely the Apex/Lowboy Project, Lone Star Project and Rio Puerco Project (the “U.S. Uranium Assets”). Crosshair would then be responsible for progressing development of the US Uranium Assets and enhancing their future value.

Crosshair is not making a takeover offer for AusAm’s ordinary shares. Crosshair is only proposing to acquire AusAm’s U.S. Uranium Assets in exchange for Crosshair shares. As part of its proposal, Crosshair has suggested that AusAm distribute any Crosshair shares it receives to AusAm shareholders and as a result AusAm shareholders would receive Crosshair shares that are listed on the Toronto Stock Exchange and NYSE AMEX.

Even though Crosshair is not making a takeover offer for AusAm’s ordinary shares, an implied per share value for Crosshair’s proposal can be determined. Including the Crosshair equity placement, the implied value of AusAm is 5.3 cents per share, based on the Crosshair equity proposal of $US12.85 million, plus AusAm’s cash and cash equivalents of A$5.8 million.1,2

This implied value represents:

•	190% premium to the closing price of AusAm shares of 2.8 cents on 26 August, being the day prior to Crosshair’s proposal becoming public
•	150% premium to the one month VWAP of AusAm shares of 3.53 cents
•	172% premium to the three month VWAP of AusAm shares of 3.07 cents

Notably, this valuation does not include any value for AusAm’s non-uranium assets, such as the highly prospective gold and rare earth projects. Nor does the value include any future upside from the expedited development of the US Uranium Assets under Crosshair management.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@cxxcorp.com
www.crosshairexploration.com

Australia Media, please contact:
Stuart Carson / Shane Murphy
FTI Consulting
0403 527 755 / 0420 945 291
stuart.carson@fticonsulting.com  / shane.murphy@fticonsulting.com

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada. Crosshair has senior stock exchange listings on the Toronto Stock Exchange and NYSE AMEX. Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has exceeded the minimum mining threshold and with its in-situ mining potential, is designed for near term production. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. Drilling programs are planned for all these projects this summer. The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairexploration.com.

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things Crosshair’s intention with respect to the proposal, the terms of any proposal, the distribution of Crosshair shares to AusAm shareholders, the outcome of any negotiations and the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

1 Based on AusAm’s most recent financial statements as at June 30, 2011, comprised of cash of A$4.3 million and shares in ASX listed company Forge Resources Ltd.

2 Based on the currency exchange rate of US$ 1 = AU$ 0.94